UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒             FORM 40-F  ☐

Submission of Matters to a Vote of Security Holders.

Voting Results.

At the 2023 Annual General Meeting of Shareholders of Amdocs Limited (the “Company”) held on January 27, 2023, the proposals listed below were submitted to a vote of the Company’s shareholders. The proposals are described in the Company’s proxy statement for the 2023 Annual General Meeting of Shareholders.

Proposal 1 – The election of ten nominees to the Company’s Board of Directors each for a term of one year.

The 10 nominees named in the proxy statement were elected to serve as directors until the Company’s 2024 Annual General Meeting of Shareholders. Information as to the vote on each director standing for election is provided below:

Nominee	Votes For	Votes Against	Votes Abstaining	Broker Non- Votes
Robert A. Minicucci	93,125,229	9,229,528	69,019	304
Adrian Gardner	95,506,870	6,835,674	81,232	304
Rafael de la Vega	101,134,367	1,208,922	80,487	304
Eli Gelman	100,064,458	2,292,135	67,183	304
Richard T.C. LeFave	84,977,816	17,265,429	180,531	304
John A. MacDonald	97,723,580	4,629,707	70,489	304
Shuky Sheffer	101,110,135	1,248,347	65,598	304
Yvette Kanouff	101,987,075	367,290	69,411	304
Sarah Ruth Davis	102,199,740	154,589	69,447	304
Amos Genish	102,272,908	68,791	82,077	304

Proposal 2 – The approval of Amdocs Limited 2023 Employee Share Purchase Plan.

The shareholders approved the Amdocs Limited 2023 Employee Share Purchase Plan. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
102,304,522	72,160	47,094	304

Proposal 3 – The approval of an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.395 per share to $0.435 per share.

The shareholders approved an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.395 per share to $0.435 per share. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
102,371,525	3,142	49,109	304

Proposal 4 – The approval of the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2022.

The shareholders approved the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2022. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
101,343,596	666,489	413,691	304

Proposal 5 – The ratification and approval of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023, and until the next annual general meeting, and authorization of the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.

The shareholders ratified and approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023, and until the next annual general meeting, and authorized the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
97,216,407	5,155,669	51,700	304

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: January 27, 2023